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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-B

            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

                     Filed Pursuant to Section 12(b) or (g)
                     of The Securities Exchange Act of 1934

                         GOODRICH PETROLEUM CORPORATION
             (Exact name of registrant as specified in its charter)


                 Delaware                             76-0466913
         (State of incorporation)          (I.R.S. Employer Indentification No.)

        5847 San Felipe, Suite 700
             Houston, Texas                              77057
(Address of principal executive offices)               (Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

                                                        Name of each exchange
        Title of each class                              on which registered
        -------------------                              -------------------

        Common Stock, $0.20 par value                    New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

        Series A Preferred Stock, $1.00
                  par value
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Item 1.  General Information

         (a) The registrant is a corporation organized on October 22, 1996 in the state of Delaware.

         (b)  The registrant's fiscal year ends December 31.

Item 2.  Transaction of Succession.

         (a) The name of the registrant's predecessor which had securities registered under both Section 12(b) and 12(g) of the Act is Goodrich Petroleum Corporation.

         (b) The succession transaction is a holding company reorganization/ merger effected pursuant to Section 251(g) of the Delaware General Corporation Law. At the completion of the transactions, the newly formed holding company, Goodrich Petroleum Corporation, will have the same 41,804,510 common shares and the same 801,149 Series A convertible preferred shares as are currently outstanding under the current registrant, Goodrich Petroleum Corporation.

Item 3.  Securities to be Registered.

         Common Stock - (1) Presently authorized: 100,000,000 shares,
         (2) Presently issued; 41,804,510 shares; (3) Presently issued which are held by or for the account of the registrant: none

         Preferred Stock - (1) Presently authorized 10,000,000 shares;
         (2) Presently issued: 801,149 shares designated as Series A Preferred Stock; (3) Presently held by or for the account of the registrant: none

Item 4.  Description of Registrant's Securities to Be Registered.

         Such description is incorporated by reference to the Definitive Proxy Statement of Goodrich Petroleum Corporation filed with the Commission on January 7, 1997.

Item 5.  Financial Statements and Exhibits.

         (a) Financial Statements - No financial statements are being filed since the capital structure and balance sheet of the registrant immediately after the succession are substantially the same as those of the predecessor.

         (b)  Exhibits

              99 - Definitive Proxy Statement of Goodrich Petroleum Corporation
                   dated January 7, 1997 (Incorporated by reference to such Proxy Statement)
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                                   SIGNATURE


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GOODRICH PETROLEUM CORPORATION
                                         (Registrant)



Date: February 3, 1997          By: /s/ GLYNN E. WILLIAMS JR.
                                    ---------------------------------------
                                    Glynn E. Williams Jr.,
                                    Vice President-Finance and Secretary